Filed by The Shyft Group, Inc.

(Commission File No.: 001-33582)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: The Shyft Group, Inc.

(Commission File No.: 001-33582)

On April 4, 2025, Aebi Schmidt Holding AG (“Aebi Schmidt”) and The Shyft Group, Inc. (“Shyft”) made the following investor presentation available to investors in connection with the proposed merger of Shyft with and into an indirect, wholly owned subsidiary of Aebi Schmidt:

Merger of Shyft Group and Aebi Schmidt Group April 4, 2025 S - 4 Supplement Presentation

Forward - Looking Statement Certain statements in this Current Report on Form 8 - K are forward - looking statements . In some cases, Shyft has identified forward - looking statements by such words or phrases as “will likely result,” “is confident that,” “expect,” “expects,” “should,” “could,” “may,” “will continue to,” “believe,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying “forward - looking statements”, including the negative of those words and phrases . Such forward - looking statements are based on management’s current views and assumptions regarding future events, future business conditions and the outlook for Shyft based on currently available information . These forward - looking statements may include projections of Shyft’s future financial performance, Shyft’s anticipated growth strategies and anticipated trends in Shyft’s business . These statements are only predictions based on management’s current expectations and projections about future events . These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward - looking statement and may include statements regarding the expected timing and structure of the proposed transaction ; the ability of the parties to complete the proposed transaction considering the various closing conditions ; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength ; the competitive ability and position of the combined company following completion of the proposed transaction ; and anticipated growth strategies and anticipated trends in Shyft’s, Aebi Schmidt’s and, following the completion of the proposed transaction, the combined company’s business . Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward - looking statements include, among others, the non - satisfaction or non - waiver, on a timely basis or otherwise, of one or more closing conditions to the proposed transaction ; the prohibition or delay of the consummation of the proposed transaction by a governmental entity ; the risk that the proposed transaction may not be completed in the expected time frame ; unexpected costs, charges or expenses resulting from the proposed transaction ; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction ; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integration ; the ability of the combined company to implement its business strategy ; difficulties and delays in achieving revenue and cost synergies of the combined company ; inability to retain and hire key personnel ; negative changes in the relationships with major customers and suppliers that adversely affect revenues and profits ; disruptions to existing business operations ; the occurrence of any event that could give rise to termination of the proposed transaction ; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability ; risks related to ownership of Aebi Schmidt common stock ; uncertainty as to the long - term value of the combined company’s common stock ; and the diversion of Shyft’s and Aebi Schmidt’s management’s time on transaction - related matters . These risks, as well as other risks associated with the businesses of Shyft and Aebi Schmidt, will be more fully discussed in the combined proxy statement/prospectus . Although management believes the expectations reflected in the forward - looking statements are reasonable, Shyft cannot guarantee future results, level of activity, performance or achievements . Moreover, neither management, Shyft nor any other person assumes responsibility for the accuracy and completeness of any of these forward - looking statements . Shyft wishes to caution readers not to place undue reliance on any such forward - looking statements, which speak only as of the date made . Shyft is under no duty to and specifically declines to undertake any obligation to publicly revise or update any of these forward - looking statements after the date of this communication to conform its prior statements to actual results, revised expectations or to reflect the occurrence of anticipated or unanticipated events . Additional information concerning these and other factors that may impact Shyft’s and Aebi Schmidt’s expectations and projections can be found in Shyft’s periodic filings with the SEC, including Shyft’s Annual Report on Form 10 - K for the fiscal year ended December 31 , 2024 , and any subsequent Quarterly Reports on Form 10 - Q and Current Reports on Form 8 - K . Shyft’s SEC filings are available publicly on the SEC’s website at www . sec . gov . 2

No offer or solicitation This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made in the United States absent registration under the U . S . Securities Act of 1933 , as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements . Participants in the Solicitation Shyft, Aebi Schmidt and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction . Information regarding the persons who may, under the rules of the Securities and Exchange Commission (“SEC”), be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the transaction, by security holdings or otherwise, will be set forth in the combined proxy statement/prospectus and other relevant materials when it is filed with the SEC . Information regarding the directors and executive officers of Shyft is contained in the sections entitled “Election of Directors” and “Ownership of Securities” included in Shyft’s proxy statement for the 2025 annual meeting of stockholders, which was filed with the SEC on March 31 , 2025 (and which is available at https : //w ww . sec . gov/Archives/edgar/data/ 743238 / 000114036125011166 /ny 20039255 x 1 _def 14 a . htm) and in the section entitled “Directors, Executive Officers and Corporate Governance” included in Shyft’s Annual Report on Form 10 - K for the year ended December 31 , 2024 , which was filed with the SEC on February 20 , 2025 (and which is available at https : //w ww . sec . gov/Archives/edgar/data/ 743238 / 000143774925004501 /shyf 20241231 c_ 10 k . htm), and certain of its Current Reports filed on Form 8 - K . These documents can be obtained free of charge from the sources indicated below . Additional information and where to find it Aebi Schmidt will file a registration statement on Form S - 4 with the SEC in connection with the proposed transaction . The Form S - 4 will contain a combined proxy statement/prospectus of Shyft and Aebi Schmidt . Aebi Schmidt and Shyft will prepare and file the combined proxy statement/prospectus with the SEC and Shyft will mail the combined proxy statement/prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC . This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the proposed transaction . INVESTORS SHOULD READ THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN AVAILABLE AND SUCH OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION . The Form S - 4 , the combined proxy statement/prospectus and all other documents filed with the SEC in connection with the transaction will be available when filed free of charge on the SEC’s web site at www . sec . gov . Copies of documents filed with the SEC by Shyft will be made available free of charge on Shyft’s investor relations website at https : //theshyftgroup . com/investor - relations/ . 3

Agenda 1 Transaction Update 2 Update on Combined Leadership Team 3 Business Update 4 Pro - Forma US GAAP Financials 5 Time to Completion

+ 1 Transaction Update 2 Update on Combined Leadership Team 3 Business Update 4 Pro - Forma US GAAP Financials 5 Timeline to Completion

Key Transaction Updates Significant progress across all workstreams, on - track for closing by mid - 2025 • Agreement on combined company to be named “Aebi Schmidt Group” (1) • Expected new ticker symbol “AEBI” of the combined company and listed in the US on Nasdaq • Regular management discussions on organization and value creation of the combined company 6 Organization Regulatory Filings • Preliminary S - 4 Registration Statement filed with the SEC • All necessary ex - US regulatory clearance obtained • HSR filing completed and waiting period expired • CFIUS filed and currently under review with respective authorities, confirmations expected in April Financing • Successful syndication of the $600m credit facility • Oversubscribed syndication demonstrates strong support for the transaction • Given strong interest, overall facility was increased by $50m to a total of $600m ($350m term loans and $250m revolving credit facility) • Syndicate consisting of a mix of US, European and Swiss lenders 1) Legal name of the company will be Aebi Schmidt Holding AG

+ 1 Transaction Update 2 Update on Combined Leadership Team 3 Business Update 4 Pro - Forma US GAAP Financials 5 Timeline to Completion

# Best-in-Class Board Leadership and Governance

## Separate Chairman and CEO with majority of Directors independent

### Composition of Combined Board of Directors



James Sharman
(Chairman, Independent)



Barend Fruithof
(Vice Chairman, CEO)



Paul Mascarenas
(Independent)



Angela Freeman
(Independent)



Andreas Rickenbacher
(Independent)



Patrick Schaub
(Independent)



Michael Dinkins
(Independent)



Terri Pizzuto
(Independent)



Martin Ritter
(Non-Independent)



Daniela Spuhler
(Non-Independent)



Peter Spuhler
(Non-Independent)

SHYFT GROUP

aebi schmidt group

### Board Committees

***Committees fully independent consistent with SEC and Nasdaq requirements***

| Committee | Members |
| --- | --- |
| **Governance and Sustainability Committee** | **Paul Mascarenas (Chair, Independent)**<br>Andreas Rickenbacher (Independent)<br>Patrick Schaub (Independent) |
| **Compensation Committee** | **Andreas Rickenbacher (Chair, Independent)**<br>James A. Sharman (Independent)<br>Angela Freeman (Independent) |
| **Audit Committee** | **Patrick Schaub (Chair, Independent)**<br>Terri Pizzuto (Independent)<br>Michael Dinkins (Independent) |

8

# A Winning Executive Leadership Team

## Strong Track Record of Operational Excellence and M&A Integration

**Group CEO**
Barend Fruithof
*38 Years of Experience*

### North America

**President, Powered Vehicles and CEO North America**
Steffen Schewerda
*28 Years of Experience*

**President Commercial & Fleet**
Jacob Farmer
*28 Years of Experience*

### Europe

**CEO Europe**
Henning Schröder
*23 Years of Experience*

### Group Functions

**Group CFO**
Marco Portmann
*20 Years of Experience*

**Group General Counsel**
Josh Sherbin
*36 Years of Experience*

**Group Corporate Services**
Thomas Schenkirsch
*26 Years of Experience*

**Group Supply Chain**
Stefan Kaltenbach
*23 Years of Experience*

**Group Engineering**
Marcus Scherer
*29 Years of Experience*

### Selected Previous Experience of Executive Board

Bombardier, Continental, Credit Suisse, gm, FORVIA, Julius Bär, Meritor, PerkinElmer, OP, rexroth A Bosch Company, SAF Holland, SIEMENS, Swiss Steel Group, TriMas, Valeo

Represents location

9

+ 1 Transaction Update 2 Update on Combined Leadership Team 3 Business Update 4 Pro - Forma US GAAP Financials 5 Timeline to Completion

11 Well Positioned to Navigate Macroeconomic Change Comparably Limited Risk from new Tariffs and Trade Policies – Opportunity to win Market Share Aebi Schmidt Shyft Organizational Actions • Implemented a dedicated task force led by Group Supply Chain Management • Continuous tracking and monitoring of the situation and implications on supply chain • Review of potential options and scenarios to adapt quickly to changing environment and ensure continuity • Executive management team highly engaged and driving remediation actions in response to the macro environment • Group companies are continuously tracking and evaluating their exposure • Continuous improvement actions taken to reduce costs Implication s • Exposure on supply side limited (due to hedging, limited interdependencies between NA / EU, etc.) • Further potential identified to reduce impact on supply and customer side • Potential to win additional business in NA from European - only suppliers (i.e. in Airport) • Customers are more cautious around timing of purchases • Ability to pass - on higher input prices to customers for new orders • Expect to maintain overall profitability through 2025 MergeCo with a combined supply chain organization and nationwide reach, will benefit from strengthened purchasing and pricing power

# Positive Momentum with Customers

## Landmark Contract Win with Minneapolis-St. Paul Airport and First Delivery of Blue Arc Trucks

### Landmark Contract with Minnesota Airport



- Aebi Schmidt secures a **landmark ~$56M contract with Minneapolis-St. Paul International Airport** (MSP) to enhance snow removal operations
- **M-B Companies to deliver 58 cutting-edge snow removal vehicles between fall 2025 and 2027**, ensuring peak winter readiness
- Expanding on the long-term partnership, this contract brings **MSP's Aebi Schmidt fleet to over 60 advanced snow removal machines**

### First Delivery of Blue Arc Trucks in LAX


FedEx


FedEx

- Announced in 2024, a **purchase order with FedEx for an order of 150 Blue Arc™ EV Trucks** to be integrated into the FedEx pickup and delivery fleet in the U.S.
- First vehicles shipped and deployed to the Los Angeles market where Shyft's commercial grade vehicle **delivers quality, reliability and versatility**
- **Demonstrates a long-standing and trusted customer relationship** with FedEx

12

+ 1 Transaction Update 2 Update on Combined Leadership Team 3 Business Update 4 Pro - Forma US GAAP Financials 5 Timeline to Completion

# Aebi Schmidt US GAAP Financials

## Key Performance Indicators of Operations

### Sales ($M)



% Y-o-Y growth
6.9%
1,016
1,086
542
593
474
493
2023A
2024A

- **Sales increased by $70M (+7%) to $1,086M** in comparison to 2023A
- **Sales in North America increased by $52M (+10%)** between 2023 and 2024, primarily **driven by an increase in orders for airport snow clearing machines** (M-B) and for **municipal business** (Monroe)
- **Sales in Europe and ROW increased by $19M (+4%)** between 2023 and 2024, primarily **driven by high demand for Street Sweeping** and favourable **momentum in demand of airport snow & ice clearing machines**

Source: Preliminary S-4 Registration Statement, Aebi Schmidt audited financials under US GAAP and in USD reporting currency
1) Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures, see appendix for a reconciliation

### Adj. EBITDA[1] ($M)



% Sales
8.5%
9.1%
86
99
54
69
32
30
2023A
2024A

- Aebi Schmidt **operates its business as two reportable segments**: i) North America and ii) Europe incl. ROW. Both segments operate separately with limited cross-selling activities
- **Adj. EBITDA in North America increased by $14M (+26%)**, primarily driven by an **increase of sales resulting in better fix cost absorption and plant efficiency improvements**
- **Adj. EBITDA in Europe and ROW decreased by $2M (-5%)**, primarily driven by **lower level of spare parts sales** following a period of rather warm winter and rainy summer, partly offset by higher sales volume

North America ■ Europe and ROW

14

# Aebi Schmidt US GAAP Financials

## Key Balance Sheet Items

### Net Working Capital[1] ($M)



% Sales
24.0%
20.1%
244
218
2023A
2024A

- Significantly **reduced net working capital driven by cash management**:
  - Reduction of accounts receivables
  - Improved supply planning resulting in reduction of inventory
- As a result, Aebi Schmidt reported **net cash provided by operating activities of $69M in 2024A** and $30M in 2023A, respectively

### Net Debt[2] ($M)



x Adj. EBITDA LTM
4.0x
2.9x
343
283
2023A
2024A

- **Significant deleveraging** driven primarily by **strong operating performance and cash flow generation**
- Resulting in a **leverage ratio as per Dec-24 of approximately 2.9x**

### Equity ($M)



% Total Assets
30.4%
33.6%
338
365
2023A
2024A

- **Improved consolidated equity ratio**, excluding long-term shareholder loans, **of 33.6%**
- As per Dec-24, US GAAP financials, before effects from the combination with Shyft, include **Goodwill and Intangible Assets from historical acquisitions of $221M and $175M**, respectively

Source: Preliminary S-4 Registration Statement, Aebi Schmidt audited financials under US GAAP and in USD reporting currency

1) Consisting of total current assets excluding cash and cash equivalents, less total current liabilities excluding operating lease liability and current portion of long-term debt

2) Including finance lease obligations of $2.0M as per Dec-24 and $2.9M as per Dec-23, but excluding long-term shareholder loans (subordinated) of $52.0M as per Dec-24 and $55.7M as per Dec-23

15

16 Source: Preliminary S - 4 Registration Statement, company information 1) Adjusted EBITDA and Adjusted EBITDA margin are non - GAAP financial measures Sales 2024A ($M) Adj. EBITDA (1) 2024A ($M) 6.2% 9.1% MergeCo Pro Forma Historical Financials Pro Forma Combined Sales and Adjusted EBITDA % Sales 786 (4) Aebi Schmidt Shyft PF Adj. PF MergeCo 1 , 086 1,868 49 Aebi Schmidt Shyft PF MergeCo 99 7 . 9% 148 • Total sales of the pro - forma combined MergeCo of $1,868M as per Dec - 24: − Aebi Schmidt US GAAP sales of $1,086M − Shyft reported sales of $786M − Transaction adjustments of ($4M) from elimination of sales arising from intercompany transactions between Aebi Schmidt and Shyft • Total adjusted EBITDA of the pro - forma combined MergeCo of $148M as per Dec - 24: − Aebi Schmidt adj. EBITDA of $99M − Shyft adj. EBITDA of $49M − Pro - forma historical financials have not given effect to synergies expected to result from merger

# MergeCo Pro Forma Historical Financials

## Pro Forma Combined Net Debt and Equity

### Net Debt[1] ($M)



x Adj. EBITDA 2024A
2.9x
2.1x
2.7x
283
80
11
374
Aebi Schmidt
Shyft
PF Adj.
PF MergeCo

- **Pro forma combined Net Debt of MergeCo of $374M:**
  - Total financial debt of $498M
  - Less long-term shareholder loans (subordinated) of $52M
  - Less aggregated cash and cash equivalents of $72M
- **Combined leverage of 2.7x based on pro forma combined adjusted EBITDA of $138M[2]**

### Equity[3][4] ($M)



% Total Assets
33.6%
43.7%
39.3%
365
248
33
647
Aebi Schmidt
Shyft
PF Adj.
PF MergeCo

- **Expected, preliminary equity step-up of $33m**
- **MergeCo's equity ratio depends on Shyft's share price movements until closing**
  - As presented ($8.09): Goodwill of c.$37M, implied equity ratio of 39.3%
  - 20% increase ($9.71): Goodwill of c.$93M, implied equity ratio of 41.3%
  - 20% decrease ($6.47): Goodwill of c.-$19M, implied equity ratio of 37.1%

Source: Preliminary S-4 Registration Statement, company information
1) Including finance lease obligations of $2.5M, but excluding long-term shareholder loans (subordinated) of $52.0M as per Dec-24
2) PF combined adj. EBITDA of $138M, Shyft EBITDA of $38.6M incl. non-cash stock-based compensation expense of $10.3M

3) Including preliminary purchase price allocation of Shyft
4) Preliminary Goodwill calculated on share price of $8.09

17

+ 1 Transaction Update 2 Update on Combined Leadership Team 3 Business Update 4 Pro - Forma US GAAP Financials 5 Timeline to Completion

Next Steps Until Closing 19 Significant progress across all workstreams, on - track for closing by mid - 2025 • Q1 earnings release of Shyft including update on both companies on April 24, 2025 • Special meeting of The Shyft Group shareholders to approve the merger expected in mid - 2025 • Periodic joint management meetings ongoing Corporate and organization Regulatory Filings • SEC review of preliminary S - 4 / Proxy statement • Filing of definitive registration statement as soon as possible • Completion of CFIUS clearance

Vice President, Investor Relations and Treasury Randy.Wilson@theshyftgroup.com / 248.727.3755 Media Sydney Machesky Director, Corporate Communications Sydney.Machesky@theshyftgroup.com / 586.413.4112 Investors Randy Wilson

+

No offer or solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Participants in the Solicitation

Shyft, Aebi Schmidt and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the Securities and Exchange Commission (“SEC”), be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the transaction, by security holdings or otherwise, will be set forth in the combined proxy statement/prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Shyft is contained in the sections entitled “Election of Directors” and “Ownership of Securities” included in Shyft’s proxy statement for the 2025 annual meeting of stockholders, which was filed with the SEC on March 31, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000743238/000114036125011166/ny20039255x1_def14a.htm) and in the section entitled “Directors, Executive Officers and Corporate Governance” included in Shyft’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 20, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000743238/000143774925004501/shyf20241231c_10k.htm), and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated below.

Additional information and where to find it

Aebi Schmidt will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The Form S-4 will contain a combined proxy statement/prospectus of Shyft and Aebi Schmidt. Aebi Schmidt and Shyft will prepare and file the combined proxy statement/prospectus with the SEC and Shyft will mail the combined proxy statement/prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the proposed transaction. INVESTORS SHOULD READ THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN AVAILABLE AND SUCH OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Form S-4, the combined proxy statement/prospectus and all other documents filed with the SEC in connection with the transaction will be available when filed free of charge on the SEC’s web site at www.sec.gov. Copies of documents filed with the SEC by Shyft will be made available free of charge on Shyft’s investor relations website at https://theshyftgroup.com/investor-relations/.

Forward-Looking Statements

Certain statements in this communication are forward-looking statements. In some cases, Shyft has identified forward-looking statements by such words or phrases as “will likely result,” “is confident that,” “expect,” “expects,” “should,” “could,” “may,” “will continue to,” “believe,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying “forward-looking statements”, including the negative of those words and phrases. Such forward-looking statements are based on management’s current views and assumptions regarding future events, future business conditions and the outlook for Shyft based on currently available information. These forward-looking statements may include projections of Shyft’s future financial performance, Shyft’s anticipated growth strategies and anticipated trends in Shyft’s business. These statements are only predictions based on management’s current expectations and projections about future events. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and anticipated growth strategies and anticipated trends in Shyft’s, Aebi Schmidt’s and, following the completion of the proposed transaction, the combined company’s business.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements include, among others, the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the proposed transaction; the prohibition or delay of the consummation of the proposed transaction by a governmental entity; the risk that the proposed transaction may not be completed in the expected time frame; unexpected costs, charges or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integration; the ability of the combined company to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of the combined company; inability to retain and hire key personnel; negative changes in the relationships with major customers and suppliers that adversely affect revenues and profits; disruptions to existing business operations; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; risks related to ownership of Aebi Schmidt common stock; uncertainty as to the long-term value of the combined company’s common stock; and the diversion of Shyft’s and Aebi Schmidt’s management’s time on transaction-related matters. These risks, as well as other risks associated with the businesses of Shyft and Aebi Schmidt, will be more fully discussed in the combined proxy statement/prospectus. Although management believes the expectations reflected in the forward-looking statements are reasonable, Shyft cannot guarantee future results, level of activity, performance or achievements. Moreover, neither management, Shyft nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Shyft wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Shyft is under no duty to and specifically declines to undertake any obligation to publicly revise or update any of these forward-looking statements after the date of this communication to conform its prior statements to actual results, revised expectations or to reflect the occurrence of anticipated or unanticipated events.

Additional information concerning these and other factors that may impact Shyft’s and Aebi Schmidt’s expectations and projections can be found in Shyft’s periodic filings with the SEC, including Shyft’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Shyft’s SEC filings are available publicly on the SEC’s website at www.sec.gov.